November 6, 2009

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RINO International Corporation
Registration Statement on Form S-3
Filed October 7, 2009
File No. 333-162373

Dear Ms. Long:

RINO International Corporation (the “Company”) has requested that we respond to the Staff’s comment letter, dated November 3, 2009, relating to the Company’s draft registration statement on Form S-3 submitted to the Staff on October 7, 2009.  On behalf of the Company, we thank you and other members of the Staff for your prompt response to the Company’s request for comments.

The Company has responded to each of the Staff’s comments either by revising the draft registration statement as requested by the Staff or providing an explanation if the Company has not so revised the draft registration statement.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which has been retyped in bold and italics for your ease of reference, and the page number references in the Staff’s comments and the Company’s responses relate to the marked version of the draft registration statement enclosed herewith):

Registration Statement’s Facing Page

1. We note the statement in footnote 5 to the calculation of registration fee table that “The securities being registered hereunder may be sold separately, or as units with other securities registered hereby.”  The units are not listed, however, in the registration fee table or on the outside front cover page of the prospectus.  If RINO International is registering units, please list them, provide a description of the units according to Item 202(d) of Regulation S-K, and have counsel provide an opinion on the legality of the units.

November 6, 2009

In response to the Staff’s comment, the Company hereby confirms that it is not registering units under the registration statement, and therefore, the Company has revised footnote 5 to the calculation of registration fee table and elsewhere in such table and footnotes thereto to delete the references to units.

Documents Incorporated by Reference, page ii

2. Include RINO International’s Commission file number for filings made under the Exchange Act.

As requested by the Staff, the Company has revised the registration statement to include the Company’s Commission file number for filings made under the Exchange Act.

Risk Factors, page 5

3. We note the statements “The risks and uncertainties we have described are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations.”  Since RINO International is required to disclose all risk factors that it believes are material at this time, please delete the statements.

As requested by the Staff, the Company has revised the registration statement to delete the two sentences referenced above.

Description of the Debt Securities, page 16

4. Although disclosure under “Definitions” on page 25 indicates that the debt securities may be guaranteed, the guarantees are not being registered and the guarantors are not listed as co-registrants.  Please revise.  Further, absent an exception, Rule 3-10 of Regulation S-X requires the financial statements of the guarantors to be included in the registration statement.  Please revise or advise.  If you are relying on an exception, please tell us the exception that you are relying upon.

We respectfully note the Staff’s comment.  In response, we would like to clarify that RINO International does not propose to register guarantees of the debt securities listed in the registration statement.  On page 25, the guarantees referenced in the definition of “Designated Senior Debt” refer to a category of debt to which the subordinated debt securities being registered would be subordinate in right of payment.  Accordingly, if any default on Designated Senior Debt occurs and such default permits the holders to accelerate the maturity of such Designated Senior Debt, payment cannot be made on the subordinated debt securities listed in the registration statement.  Please see the second bullet on page 25, which is quoted below:

November 6, 2009

Under the subordinated indenture, we may also not make payment on the subordinated debt securities if:

•	. . .
•
any other default occurs and is continuing with respect to designated senior debt that permits holders of designated senior debt to accelerate its maturity, which we refer to as a non-payment default, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture.

Since the reference to the guarantees with respect to the Designated Senior Debt is purely for the purpose of explaining material terms of the subordinated debt securities that are being registered in the registration statement, and guarantees are not being registered in the registration statement, we respectfully submit that no changes to the registration statement are necessary.

Signatures, page II-6

5. The registration statement must be signed by RINO International’s principal executive officer or officers, principal financial officer, principal accounting officer or controller.  Any person who occupies more than one of the specified positions, for example, chief executive officer and principal executive officer, principal financial officer and chief financial officer, principal accounting officer and controller, must indicate each capacity in which he signs the registration statement.  See Instructions 1 and 2 for signatures on Form S-3, and revise.

As requested by the Staff, the Company has revised the signature page according to the instructions for signatures on Form S-3.

Exhibit 4.2

6. Please refile the exhibit in its entirety to include a table of contents as required by Item 601(b)(4)(iv) of Regulation S-K.

November 6, 2009

As requested by the Staff, the Company has revised the registration statement to re-file Exhibit 4.2 in its entirety to include a table of contents.

Exhibit 5.2

7. Please revise to state whether the depositary receipts representing the depositary shares will entitle the holders to the rights specified therein and in the deposit agreement pursuant to which they are issued.

As requested by the Staff, the Company has revised the registration statement to re-file Exhibit 5.2 which states that the depositary receipts representing the depositary shares will entitle the holders to the rights specified therein and in the deposit agreement pursuant to which they are issued.

8. We note the statement “We disclaim any obligation to update this opinion or otherwise advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein...”  Since the opinion must speak as of the registration statement’s effectiveness, please delete.  Alternatively, file a new opinion immediately before the registration statement’s effectiveness.

As requested by the Staff, the Company’s Nevada counsel has revised Exhibit 5.2 to delete the disclaimer statement.

Exhibits 25.1 and 25.2

9. Please note that when debt securities registered under the Securities Act are eligible to be issued, offered, or sold on a delayed basis by or on behalf of the registrant under Rule 415(a)(1)(x) of Regulation C under the Securities Act, Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis.  Companies relying on Section 305(b)(2) to designate the trustee on a delayed basis must file separately the Form T-1 under the electronic form type “305B2” and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  See Interpretation 220.01 in the Trust Indenture Act of 1939 section of our “Compliance & Disclosure Interpretations” which is available on the Commission’s website at www.sec.gov, and revise the information in the asterisk.

As requested by the Staff, the Company has revised the registration statement to include an additional footnote on the exhibit list for Exhibits 25.1 and 25.2 to state that they are to be filed pursuant to Section 305(b)(2) of the Trust Indenture act of 1939 on form 305B2.

November 6, 2009

* * * *

We appreciate your attention to this matter.  If you would like to discuss any of the foregoing, you may reach me in my office at 01186 (21) 6165 1708. In the event of my absence, you may reach Richard Kline at 01186 (21) 6165 1718, or Laura Luo at 86 (21) 6165 1706.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Don Williams
Don Williams

Enclosures

cc:	Mr. Edward M. Kelly, Attorney-Advisor
Mr. Craig E. Slivka, Special Counsel
United States Securities and Exchange Commission

Zou Dejun, Chief Executive Officer
Qiu Jianping, Chairman of the Board; Director
Jenny Y. Liu, Chief Financial Officer
Yu Li, Controller
RINO International Corporation

Carmen Chang
Rick Kline
Laura Luo
Wilson Sonsini Goodrich & Rosati